 Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated April 2, 2021 (except for the effects of the reverse stock split described in Note 3 and the subsequent events described in Note 13 as to which the date is July 9, 2021), with respect to the financial statements of Dermata Therapeutics, Inc. as of December 31, 2020 and 2019 and for each of the two years in the in the period ended December 31, 2020 (which report includes an explanatory paragraph regarding the existence of substantial doubt about the Company’s ability to continue as a going concern), included inthe Registration Statement and accompanying prospectus on Form S-1(File No. 333-256997), as amended.

/s/ Mayer Hoffman McCann P.C.

San Diego, California
December 10, 2021